September 14, 2016

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 21, 2016
File No. 001-15028

Dear Mr. Pacho:

China Unicom (Hong Kong) Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated September 7, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. On behalf of the Company, we wish to thank you and other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. Regretfully, partly due to a public holiday period between September 15, 2016 to September 17, 2016, the time for us and our auditor to discuss and prepare the responses is constrained. As a result, the Company believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from September 7, 2016. However, the Company expects that it will be in a position to respond to all of the SEC staff’s comments by September 30, 2016, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Carlos Pacho	-2-

Thank you again for your time. Please feel free to contact Mr. Yung Shun Loy Jacky at 852-2121-3220, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky Company Secretary

cc:	Carlos Pacho

Robert S. Littlepage

Dean Suehiro

(Securities and Exchange Commission)

Li Fushen

Li Zhangting

Yung Shun Loy Jacky

(China Unicom (Hong Kong) Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Lucy Kuang

(KPMG)